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                                                                    Exhibit 20.1

                                                                    July 3, 2001


                               IMPORTANT NOTICE TO
                    BANK ONE TRUST COMPANY, N.A., AS TRUSTEE,
                             AND THE HOLDERS OF THE
                       CONVERTIBLE DEBENTURES DUE 2020 OF
                         UNIVERSAL HEALTH SERVICES, INC.

     This notice is delivered to you pursuant to the Indenture, dated as of June 23, 2000, by and between Universal Health Services, Inc. (the "Company") and Bank One Trust Company, N.A., as Trustee, relating to the Company's Convertible Debentures Due 2020 (the "Debentures"). At the Company's Annual Meeting of Stockholders on May 23, 2001, the stockholders of the Company approved an amendment to the Company's Restated Certificate of Incorporation to increase the number of shares of class B common stock, par value $.01 per share (the "Class B Common Stock"), that the Company is authorized to issue, from 75,000,000 shares to 150,000,000 shares.

     In addition, on June 1, 2001, the Company effected a 2 for 1 stock split (the "Stock Split") in the form of a 100% dividend on all classes of its common stock, including the Class B Common Stock. Accordingly, the number of shares of Class B Common Stock issuable upon conversion of a Debenture has been adjusted. Prior to the Stock Split, each Debenture was convertible into 5.6024 shares of Class B Common Stock. From and after June 1, 2001, the effective date of the Stock Split, each Debenture may be converted into 11.2048 shares of Class B Common Stock.

                                            Very truly yours,




                                            Kirk E. Gorman
                                            Senior Vice President, Treasurer and
                                            Chief Financial Officer


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